Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2017 Third Quarter Sales and Ekati Production Results

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--November 17, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine third fiscal quarter 2017 (August 1, 2016 to October 31, 2016) sales and Ekati Diamond Mine production results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Ekati and Diavik Rough Diamond Sales:
    Third fiscal quarter diamond sales1 were $102.7 million from the sale of 1.2 million carats (Q3 fiscal 20162 – $145.0 million from the sale of 0.8 million carats).
  Ekati Production (100% basis):
    During Q3 fiscal 2017, the Ekati Diamond Mine recovered 1.0 million carats from 0.4 million tonnes of ore processed (Q3 fiscal 2016 – 0.8 million carats recovered from 0.9 million tonnes processed).
    During the quarter, tonnes of ore processed were significantly reduced as a result of the fire at the Ekati process plant that occurred on June 23, 2016 and the subsequent shutdown of the process plant.
    The Ekati process plant resumed operations at full capacity on September 21, 2016 and prioritized processing of higher value ore from Misery Main open pit and Koala underground operations.
    Carat production was positively impacted during the quarter from the processing of a high proportion of high grade Misery Main ore.

(1) Excluded from the Ekati sales recorded in the third fiscal quarter of 2017 is $9.3 million from the sale of 61,000 carats from the processing of material from the Misery Main open pit produced during the pre-commercial production period.
(2) Excluded from the Ekati sales recorded in the third fiscal quarter of 2016 is $1.8 million from the sale of 30,000 carats from the processing of material from the Misery Northeast pipe produced during the pre-commercial production period.

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total third fiscal quarter sales of $102.7 million from the sale of 1.2 million carats. Total carats sold increased by 56% and rough diamond sales decreased 29% in the third fiscal quarter versus the prior year primarily as a result of both the process plant fire at the Ekati Diamond Mine, which resulted in a reduction in the value of goods available for sale in the quarter, and the carryover of lower average value goods from both the Ekati and Diavik Diamond Mines in the second quarter of fiscal 2017 for sale in the current period. Two rough diamond sales were held during the quarter. The Company plans to hold three rough diamond sales in the fourth fiscal quarter of 2017.

Sales Summary Sales ($ millions)	Three months ended Oct 31, 2016	Three months ended Oct 31, 2015	Nine months ended Oct 31, 2016	Nine months ended Oct 31, 2015
Ekati Rough (100% basis)	$54.8	$88.2	$243.2	$353.3
Diavik Rough (40% basis)	$47.9	$56.8	$197.7	$189.1
Total Sales(1)	$102.7	$145.0	$440.9	$542.4

Carats Sold (000s)
Ekati Rough (100% basis)	527	480	2,741	1,701
Diavik Rough (40% basis)	715	315	2,442	1,271
Total Carats Sold(1)	1,242	795	5,183	2,972

(1) Excluded from the Ekati sales recorded are carats from the processing of material during a pre-commercial production period. During the third quarter for fiscal 2017, the Company sold 61,000 carats of such production for proceeds of $9.3 million (Q3 fiscal 2016 – $1.8 million from the sale of 30,000 carats of Misery Northeast). For the nine months ended October 31, 2016, the Company sold 210,000 carats of such production for proceeds of $22.0 million (YTD Q3 fiscal 2016 - $7.3 million from the sale of 104,000 carats of Misery Northeast).

The Diamond Market
The positive market condition of the first half of calendar 2016 was followed in the third quarter by more muted demand as the rough diamond cutting and polishing industry approached the annual shutdown period for Diwali in India. Caution prevailed in the diamond pipeline as polished diamond stocks built up through the quarter, but stable US retail demand has built expectations for a good holiday season beginning in earnest after the presidential election. The market for lower priced rough diamonds was particularly subdued in the third quarter but demand for these goods is cyclical, with decreased demand being typical at this time of year. Demand for these lower priced rough diamonds is expected to return in the fourth quarter.

The retail jewelry market in China was noticeably more active as evidenced by a positive Hong Kong trade show in September. Mainland based jewelers are more upbeat than their Hong Kong based counterparts who are still suffering from subdued demand in the local market. The retail jewelry market in India showed signs of a return to normality in the Diwali period, however local currency restrictions have caused unease amongst jewelry retailers in the run up to the wedding season.

Ekati Production

  During the period, the Ekati Diamond Mine recovered 1.0 million carats from 0.4 million tonnes of ore processed (Q3 fiscal 2016 - 0.8 million carats from 0.9 million tonnes).
  The Ekati process plant resumed operations at full capacity on September 21, 2016 and began processing high value ore from Misery Main open pit and Koala underground operations.
  Carat production was positively impacted during the quarter from the processing of a high proportion of high grade Misery Main ore.
  Approximately 0.7 million tonnes of Misery Main and Koala ore remained in stockpiles at the end of the third fiscal quarter and a blend of ore from these high value sources will continue to be prioritized for processing through the remainder of fiscal 2017.
  Mining operations continued during the third fiscal quarter with strong performance from both the Koala underground and Misery Main open pit operations.
  Mining resumed in late September 2016 at the Pigeon and Lynx open pits. Mining had been paused at these pits in the second fiscal quarter as a cost reduction measure following the process plant fire.

Ekati Diamond Mine Production (100% basis)
For the three months ended Oct 31, 2016				For the three months ended Oct 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Misery Main	200	900	4.50	-	-	-
Pigeon	1	0.4	0.41	-	-	-
Fox	-	-	-	68	18	0.27
Koala	207	123	0.59	289	216	0.75
Koala North	-	-	-	-	-	-
Misery Satellites(2)	-	-	-	218	405	1.85
Coarse Ore Rejects(“COR”) (3)	-	-	-	313	199	0.64
Total(4)	408	1,024	2.51	888	838	0.94
For the nine months ended Oct 31, 2016				For the nine months ended Oct 31, 2015
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Misery Main	409	1,563	3.82	-	-	-
Pigeon	407	174	0.43	-	-	-
Fox	-	-	-	86	24	0.28
Koala	725	436	0.60	741	618	0.83
Koala North	-	-	-	97	53	0.55
Misery Satellite(2)	440	784	1.78	770	1,236	1.61
COR(3)	-	-	-	1,008	638	0.63
Total(4)	1,981	2,957	1.49	2,702	2,568	0.95

(1) As different ore sources are blended during processing, carats and grade per pipe are estimated using the block models for the ore processed from each pipe, adjusted for the overall reconciliation of total carats recovered against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.
(2) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred resources, and Misery Northeast material. Approximately 2,500 tonnes of Northeast material was processed during the nine months ended October 31, 2016, at an average grade of 0.98 carats per tonne. The Northeast material is not included in the reserves or resources and is therefore incremental production.
(3) This material is not included in the reserves or resources and is therefore incremental production.
(4) Figures may not add due to rounding.

Diavik Production
The Diavik Diamond Mine production results for the third calendar quarter of 2016 were released on October 19, 2016. Diavik reports to the calendar year ending December 31, and Ekati reports to the fiscal year ending January 31. The Company does not report Diavik production results to the fiscal year ending January 31.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s third fiscal quarter sales results disclosed in this news release are preliminary and reflect expectations as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s interim financial statements. The Company will provide additional financial information and related discussion and analysis about its third fiscal quarter financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities, estimated production from the Ekati Diamond Mine and expectations concerning the diamond industry, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Company’s mining properties; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca